UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Proxy Statement for its 2016 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2016 Annual General Meeting of Shareholders.

*        *        *         *        *        *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

August 8, 2016

Dear Shareholder:

You are cordially invited to attend the 2016 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Monday, September 12, 2016, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters specified in the enclosed Proxy Statement and you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015. The Board of Directors is recommending that you vote “FOR” the re-election of all of the nominees to the Board of Directors and “FOR” Items 3 and 4 on the agenda of this meeting; and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 2 on the agenda of this meeting. A discussion period will be provided for questions and comments relating to the matters set forth in the enclosed Proxy Statement.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on August 5, 2016, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your co-operation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2016 Annual General Meeting of Shareholders (the “2016 Annual General Meeting” or the “Meeting”) or at any adjournment thereof.

The 2016 Annual General Meeting will be held on Monday, September 12, 2016, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To re-elect eight directors to the Board;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2016 and until the next annual general meeting of shareholders;

(3)	To approve an updated Compensation Policy with respect to the terms of office and employment of the Company’s Office Holders (as defined in the Companies Law); and

(4)	To approve a one-time equity-based award to the Chief Executive Officer of the Company.

In addition, shareholders will have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015.

Voting procedures. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 9, 2016, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted. Unless otherwise indicated on the form of proxy or as provided in the paragraphs below, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified above), will be voted in favor of Items 1 - 4 above.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company (the “Articles”), the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

Record date. Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on August 5, 2016, will be entitled to vote at the 2016 Annual General Meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about August 12, 2016, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum. At the close of trading on July 31, 2016, the Company had outstanding 47,378,151 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Monday, September 19, 2016, at the same time and place. At any such adjourned Meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

Required vote. The affirmative vote of a simple majority of the voting rights of the Company represented and voting thereon at the Meeting is necessary for the approval of the proposed resolutions, provided that with respect to each of Items 3 and 4 above, (i) that majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who are present and voting (abstentions are disregarded), or (ii) that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who are present and voted against the proposed resolution constitute two percent or less of the total voting power of the Company (the “Compensation Majority”).

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), each shareholder voting on Items 3 and 4 above is requested to inform the Company prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and to indicate in the appropriate place in the proxy if the shareholder has a ‘personal interest’ in the relevant Item, as further detailed below.

Under the Companies Law, the term ‘personal interest’ is defined as a personal interest of a shareholder in an action or a transaction of a company, but does not include any interest arising solely from holding the

[1]	Does not include, as at that date: (i) a total of 2,873,450 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans; and (ii) a total of 5,410,773 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Shareholders and by Office Holders”.

Company’s shares, including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, ‘personal interest’ includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Generally, under the Companies Law, a ‘controlling shareholder’ is a shareholder who has the ability to direct the activities of a company (other than by holding a position in such company). A shareholder holding: (i) 50% or more of the voting rights of a company; (ii) the right to appoint a majority of its directors; or (iii) the right to appoint its chief executive officer, is presumed to be a controlling shareholder for these purposes. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder’, provided that there is no other person who holds more than 50% of the voting rights of such company.

In the enclosed proxy you are requested to indicate whether or not you have a ‘personal interest’ with respect to Items 3 and 4 and whether or not you are a controlling shareholder of the Company. In order to provide for proper counting of shareholder votes, if you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you do not have a ‘personal interest’ with respect to each of Items 3 and 4 and that you are not a controlling shareholder of the Company, your vote will not be counted for purposes of the Compensation Majority with respect to such Item, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you have a ‘personal interest’ in Items 3 and/or 4, as relevant.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Companies Law, and believes that the vast majority of its shareholders should not have a personal interest in Items 3 and 4. Such shareholders should mark “NO” in the appropriate place on the proxy (or in their electronic submission).

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

SHAREHOLDERS AND BY OFFICE HOLDERS

The following table sets forth information as of July 31, 2016 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders (as defined below) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,041,505	6.42%

• Clal Insurance Enterprises Holdings Ltd. (3) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,487,043	5.25%

• Office Holders as a group (consisting of 25 persons) (4)(5)	4,696,570	9.88%

(1)	The Company had outstanding, on July 31, 2016, 47,378,151 Ordinary Shares. This number does not include a total, as at that date, of 2,873,450 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans, of which: 1,119,783 were subject to outstanding options (495,891 of which had vested); 672,899 were subject to outstanding and unvested RSUs (as defined below); and 1,080,768 remained available for future equity awards pursuant to such plans, comprised of:

(a)	1,119,783 Ordinary Shares issuable pursuant to options awarded under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which 495,891 had vested.

(b)	389,792 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	275,944 were subject to outstanding and unvested RSUs; and

(ii)	113,848 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	1,363,875 Ordinary Shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:

(i)	396,955 were subject to outstanding and unvested RSUs; and

(ii)	966,920 remained available for future equity awards pursuant to the 2015 Plan.

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned as at July 31, 2016. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(3)	As of December 31, 2015, based on a report filed with the SEC dated February 16, 2016 (the “Clal Report”). The Clal Report includes IDB Development Corporation Ltd., an Israeli corporation (“IDB Development”), as a reporting person thereunder (address: The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel). The Clal Report indicated shared dispositive power and shared voting power as to 2,487,043 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development. Of the 2,487,043 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 61,705 Ordinary Shares are beneficially held for its own account; and (ii) 2,425,338 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting and investment decisions. The Clal Report states that IDB Development disclaims beneficial ownership of the Ordinary Shares reported by Clal therein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the “Supervisor of Insurance”) appointed Mr. Moshe Terry to hold, as trustee, IDB Development’s means of control in Clal (i.e., most of the shares that IDB Development holds in Clal). Moreover, the Supervisor of Insurance has not issued a control permit to IDB Development and its controlling shareholders, with respect to IDB Development’s holdings in Clal and instructed IDB Development to sell its controlling stake in Clal within a set timetable.

(4)	The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the 11 members of the Board, the Company considers 14 other individuals to be Office Holders as at July 31, 2016.

(5)	Includes 158,860 Ordinary Shares issuable upon the exercise of options or the settlement of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, July 31, 2016. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEM 1—Election of Directors

All of the directors of the Company (other than external directors whose terms are determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Articles. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

The Articles provide that the minimum number of directors is three and the maximum number is 11. As at July 31, 2016, the Board was comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a resolution adopted by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. However, under recent legislative changes, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq Global Select Market, and which do not have a controlling shareholder, may (but are not required to) elect to: (i) opt out of the requirement to maintain external directors; or, alternatively; (ii) retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees; in each case, provided they meet the requirements of U.S. law and relevant stock exchange rules as applicable to domestic U.S. issuers with respect to independent directors and the composition of audit and compensation committees. After considering this matter, the Board has decided not to elect to opt out of any such requirements at this time and to maintain the current regime.

External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and regulations promulgated pursuant thereto governing the terms of compensation payable to external directors (the “Compensation Regulations”). In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company or a controlling shareholder thereof (or any entity controlled by a controlling shareholder).

Dr. Michael Anghel, Mr. Avner Hermoni and Mr. Joseph Tenne currently serve as external directors under the applicable provisions of the Companies Law.

Following the recommendation of the Nominating Committee of the Board (the “Nominating Committee”), the Board is recommending that at the Meeting, shareholders approve the re-election as directors of all of the eight non-external directors currently in office: Mr. Yochai Richter, Mrs. Yehudit Bronicki, Mr. Dan Falk, Mr. Miron Kenneth, Dr. Jacob Richter, Mr. Eliezer Tokman, Prof. Shimon Ullman and Mr. Arie Weisberg, each for a term of approximately one year expiring at the Company’s annual general meeting of shareholders to be held in 2017.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Set forth below is information, as at July 31, 2016, concerning all directors of the Company and nominees for election as directors at the Meeting.

Nominees for terms expiring in 2017

Directors whose current terms expire at the 2016 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares (1)	Percentage of Ordinary Shares Outstanding (1)
Yochai Richter (2)	Active Chairman of the Board	September 17, 1942	1992		1,019,134	2.15%

Yehudit Bronicki (3)	Director	December 29, 1941	2000	(4)	32,045	(5)

Dan Falk (3)(6)(7)	Company Director and Consultant	January 12, 1945	1997		32,467	(5)

Miron Kenneth (3)	Company Director	June 6, 1956	2014		3,128	(5)

Dr. Jacob Richter (2)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	2012	(8)	3,052,585	6.42%

Eliezer Tokman (3)(9)	Company Director and Consultant	May 13, 1950	2007		30,513	(5)

Prof. Shimon Ullman (3)(10)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992		149,372	(5)

Arie Weisberg (3)	Company Director and Consultant	October 19, 1950	2010		90,694	(5)

Continuing Directors Current External Directors
Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares (1)	Percentage of Ordinary Shares Outstanding (1)
Michael Anghel (3)(11)	Company Director	January 13, 1939	2008	(12)	35,638	(5)

Avner Hermoni (3)(6)	Company Director	December 4, 1947	2012		10,777	(5)

Joseph Tenne (3)(11)	Chief Financial Officer of Itamar Medical Ltd.	October 17, 1955	2014		7,632	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d -3(d) promulgated under the Exchange Act. Includes: 18,719 Ordinary Shares (in the case of Dr. Anghel); 14,747 Ordinary Shares (in the case of Mrs. Bronicki); 7,169 Ordinary Shares (in the case of Mr. Falk); 3,217 Ordinary Shares (in the case of Mr. Hermoni); 11,080 Ordinary Shares (in the case of Dr. Jacob Richter); 3,217 Ordinary Shares (in the case of Mr. Tenne); 14,747 Ordinary Shares (in the case of Mr. Tokman); 18,719 Ordinary Shares (in the case of Prof. Ullman); and 3,217 Ordinary Shares (in the case of Mr. Weisberg) subject to vested but unexercised options. Also includes, in the case of certain directors, shares issued as restricted shares (the applicable restrictions in respect of all of which have lapsed in full).
(2)	Yochai Richter and Dr. Jacob Richter are brothers.
(3)	‘Independent director’ in accordance with the Nasdaq listing standards.
(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(5)	Less than 1%.
(6)	Member of the Audit Committee the Board (the “Audit Committee”), the Remuneration Committee of the Board (the “Remuneration Committee”) and the Nominating Committee.
(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC and has also been classified as an independent director under the Companies Law.

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009
(9)	Member of the Remuneration Committee.
(10)	Member of the Nominating Committee.
(11)	Member of the Audit Committee and the Remuneration Committee.
(12)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, again commencing on June 26, 2011 and again commencing on July 10, 2014.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel serves as a member of the board of directors of Partner Communications Company Ltd., Syneron Medical Ltd. and BioLineRx Ltd., all of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd. and Dan Hotels Corporation Ltd., both of which are Israeli company listed on the Tel Aviv Stock Exchange (the “TASE”). From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki serves as a member of the board of directors of Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and of the managing board of Insights in Education, an Israeli non-profit association. She is a member of the Advisory Board to the National Economic Council and of the Boards of Governors of the Hebrew University and the Tel Aviv Yafo Academic College, and also serves as chair of the Public Forum for Technological Education. From 1991 to July 2014, Mrs. Bronicki served as the managing director of Ormat Industries Ltd. (“Ormat Industries”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware New York Stock Exchange-listed company, and its subsidiaries until July 2014, and remained a member of the board of directors of Ormat Technologies and its principal subsidiaries until November 2015. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of NICE Ltd. (“NICE”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Advanced Vision Technology (A.V.T.) Ltd. (“AVT”), which is an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni served, from 2007 to December 2014, as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of NICE and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd., an Israeli Nasdaq-listed company, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Joseph Tenne serves as the chief financial officer of Itamar Medical Ltd., an Israeli TASE-listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman currently serves on the boards of directors of a number of privately-held companies. From 2008 to March 2015, Mr. Tokman served as the chief executive officer of Siemens Israel. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2015 recipient of the Israel Prize, the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, and of AVT. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i)	Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings.

The responsibilities of the Company’s Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal auditor’s work plan and examining the Company’s internal control structure and processes; (d) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; and (e) overseeing the accounting and financial reporting processes of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

(ii)	Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders (as defined below); and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity-based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other Office Holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman.

(iii)	Nominating Committee

The role of the Nominating Committee is to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

Executive Sessions

At least twice per annum the ‘independent directors’ of the Company (in accordance with the Nasdaq listing standards) meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning the remuneration of directors and the eligibility and participation of directors in the Directors Annual Equity Award Plan (as defined below) and information concerning unexercised options held by directors and nominees for election as directors, including awards made during 2015, see Executive Remuneration—Remuneration of the Active Chairman of the Board;—Other Directors’ Remuneration;—Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Executive Remuneration—Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

Pursuant to the Companies Law, the Company is required to adopt a compensation policy with respect to the Terms of Office and Employment (as defined below) of the Company’s Office Holders (a “Compensation Policy”). The Company’s current Compensation Policy was approved by the shareholders at the 2013 annual general meeting of shareholders (the “2013 AGM”). At the Meeting, shareholders will be asked to approve an updated Compensation Policy. See Item 3 below.

Executive Remuneration

The following table sets forth, as a group, for all persons who were, at any time during 2015, Office Holders of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2015:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2015 Office Holders as a group (consisting of 29 persons) (1)	$8,457,459	$756,259	$1,481,384

(1)	In addition to the 11 individuals who served as members of the Board during 2015, the Company considers 18 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President for Technology and Innovation and the President and Chief Operating Officer of SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”), to have been Office Holders in 2015. Five of these 29 individuals were no longer Office Holders as of December 31, 2015.

For information concerning compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2015, see ‘Item 6—Directors, Senior Management and Employees—B. Compensation—(b) Individual Compensation of Covered Executives’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

(a) Approval Required for Directors’ Compensation

The Company first adopted a Compensation Policy, which was approved by the Board in August 2013, after considering the recommendations of the Remuneration Committee, and by the Company’s shareholders at the 2013 AGM, in September 2013. As required under the Companies Law, the Compensation Policy, as proposed to be updated, is being brought for shareholder approval at the Meeting (see Item 3 below).

Pursuant to Israeli law, any arrangement between the Company and its directors as to their terms of office and employment, including exemption and release of the director from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the director, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), must generally be consistent with the Compensation Policy and generally requires the approval of the Remuneration Committee, the Board and the shareholders. As discussed above, the Companies Law and the Compensation Regulations provide that the compensation payable to external directors and ‘independent directors’ under the Companies Law is subject to certain further limitations.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause.

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $567,500 was paid to Mr. Richter in respect of 2015. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the Directors Annual Equity Award Plan and will, for as long as he remains the Chairman of the Board or an ‘eligible director’ (as defined in the Directors Annual Equity Award Plan), continue to do so.

The above terms of Mr. Richter’s employment and service were approved prior to the time when the Company first became required to adopt a Compensation Policy. Any change to the terms described above will be subject to the approval process and other conditions set forth in the Companies Law.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the Compensation Policy at the 2013 AGM, and consistent therewith, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted annually to reflect changes in the Israeli Consumer Price Index (the “CPI”) in the manner provided in the Compensation Regulations; (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On July 31, 2016, after adjustment as described in (iii) above, the annual payment to each non-employee director described in (i) above stood at NIS 74,361.36; and the meeting participation compensation to each non-employee director described in (ii) above stood at NIS 2,860.05.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “Directors Annual Equity Award Plan”), which was amended with shareholder approval at the 2010 and 2015 annual general meetings of shareholders. Under the Directors Annual Equity Award Plan, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate grant-date value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $60,000 and the value of 5,000 Restricted Shares with respect to each other eligible director under the Directors Annual Equity Award Plan. There is no separate reserve of shares for purposes of the Directors Annual Equity Award Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity remuneration plan of the Company. All share-based remuneration awarded under the Directors Annual Equity Award Plan has been or will be granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration), the 2010 Plan and/or the 2015 Plan. All equity awards under the Directors Annual Equity Award Plan vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options previously awarded and still outstanding under the Directors Annual Equity Award Plan expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability—in which case the provisions of the applicable Company equity plan will apply), any options unexercised, or Restricted Shares or RSUs unvested, at the time such director ceases to serve will expire and be cancelled and forfeited immediately.

The Company has previously approved, and re-approved with the approval of the Compensation Policy at the 2013 AGM, and consistent therewith, that external directors’ remuneration will be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to such ‘other directors’ and on substantially similar terms, as applicable. In addition, pursuant to the Compensation Regulations, the Company may also change the amount or form of remuneration payable to its then-serving external directors at the time of appointment of an additional external director, provided however that such change is to the benefit of the then-serving external directors.

The nominees for directors will, if elected, receive remuneration as described above and will, if elected, also participate in the Directors Annual Equity Award Plan and receive equity-based compensation as eligible directors thereunder, as described above.

(d) Equity Awards to Directors

The following table sets forth information, as of July 31, 2016, concerning all outstanding option awards held (if held) by persons who currently serve as directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Michael Anghel	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Yehudit Bronicki	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Dan Falk	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Avner Hermoni	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Eliezer Tokman	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Shimon Ullman	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Arie Weisberg	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

All of the above option awards are subject to the terms of the 2000 Plan and were made as part of the Directors Annual Equity Award Plan. For information concerning the method of calculation of the number of Ordinary Shares subject to RSUs or Restricted Shares awarded to directors under the Directors Annual Equity Award Plan, see—Other Directors’ Remuneration. On July 29, 2016, the closing price of the Ordinary Shares as reported by Nasdaq was $28.53.

During 2015, 3,910 RSUs were awarded to the Active Chairman of the Board and 3,128 RSUs were awarded to each other director who was in office immediately after the 2015 annual general meeting of shareholders, including the external directors.

In addition, during 2015: (i) no options to purchase Ordinary Shares held by directors were cancelled; (ii) options to purchase a total of 108,496 Ordinary Shares held by directors were exercised; (iii) 1,608 Restricted Shares held by the Active Chairman of the Board (all of which were granted during 2014) vested; and (iv) a total of 11,583 RSUs held by the other directors (all of which were awarded during 2014) vested. During the period from January 1, 2016 to July 31, 2016: (i) options to purchase a total of 74,523 Ordinary Shares were exercised by directors; (ii) no options to purchase Ordinary Shares held by any directors were cancelled; (iii) 3,910 RSUs held by the Active Chairman of the Board (all of which were granted during 2015) vested; and (iv) a total of 31,280 RSUs held by the other directors (all of which were granted during 2015) vested.

Pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder and consistent with the Compensation Policy, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component which would be subject to income tax at the grantee’s marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the income component of such awards (if any) which is subject to income tax at the grantee’s marginal tax rate, when the related tax is paid by the employee. Pursuant to shareholder approval, and consistent with the Compensation Policy, each of the equity awards granted to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000, 2010 or 2015 Plans (whether as part of the Directors Annual Equity Award Plan or otherwise), will benefit from the above-described capital gains tax treatment (other than equity awards to Mr. Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws).

The salary income component of an equity award consists of the excess, if any, of the average price of the Ordinary Shares during the 30-day period immediately prior to the grant date over the exercise price of options awarded or the purchase price of Restricted Shares or RSUs granted (as the case may be). Because options under the Company’s equity plans are generally awarded at the market price of the Ordinary Shares on the grant date, the salary income component of options has historically been relatively small. By contrast, because RSUs and Restricted Shares have been issued at substantially below the market price of the Ordinary Shares and for nominal consideration only, the salary income component of Restricted Shares or RSUs, and the corresponding expense which the Company will be allowed to claim for tax purposes in Israel, is and will be significantly higher than in the case of options.

(e) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company (see Item 3 below with respect to the maximum amount of insurance coverage in the proposed updated Compensation Policy); to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy at the 2013 AGM, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) in office at the time such resolutions were adopted, which includes all of those currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Subject to the foregoing, any current directors who are re-elected would benefit from the insurance, indemnification, release and exemption discussed herein.

(f) Other Director Disclosure

The Company is not aware of any agreements or arrangements between any director or nominee for election as a director and any person or entity other than the Company relating to compensation or other payment in connection with such director’s or nominee’s candidacy for director or for a director’s service as a director of the Company.

Policy on Confidentiality and Trading in Company Securities

As a publicly traded entity, the Company maintains and enforces policies concerning confidentiality of information and the purchase and sale of its securities by all directors, officers, employees and consultants of the Company and its subsidiaries and related companies.

Certain Information Concerning Equity Awards to Office Holders

The following table sets forth as a group, for all persons who were, at any time during 2015, Office Holders, certain information in respect of the 2000, 2010 and 2015 Plans concerning: (i) equity awards granted by the Company between January 1, 2015 and December 31, 2015; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2015.

	Plan
	2000	2010	2015
Equity Awards Granted:
• Number of Ordinary Shares subject to options	8,260	N/A	0
• Weighted average option exercise price per Ordinary Share	$16.77	N/A	N/A
• Year of expiration of options	2022	N/A	N/A
• Number of Restricted Shares	0	0	0
• Number of RSUs	N/A	82,329	51,905
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	372,584	N/A	0
• Weighted average option exercise price per Ordinary Share	$8.88	N/A	N/A
• Restricted Shares vested	1,608	0	N/A
• RSUs vested	N/A	69,335	0
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	17,604	N/A	0
• Weighted average option exercise price per Ordinary Share	$13.24	N/A	N/A
• Number of Restricted Shares	0	0	0
• Number of RSUs	N/A	18,981	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	359,268	N/A	0
• Weighted average option exercise price per Ordinary Share	$11.67	N/A	N/A
• Weighted average remaining option life (years)	3.67	N/A	N/A
• Number of Restricted Shares	163,833	0	0
• Number of RSUs	N/A	159,867	51,905

It is proposed that at the 2016 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

1. (a)	Yochai Richter, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(b)	Yehudit Bronicki, be, and she hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when her successor has been duly elected;

(c)	Dan Falk, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(d)	Miron Kenneth, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(e)	Jacob Richter, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(f)	Eliezer Tokman, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(g)	Shimon Ullman, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(h)	Arie Weisberg, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

Each of the eight resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 2—Re-appointment of Auditors

At the 2016 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PwC, will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2016 and until the next annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved and is recommending to shareholders to approve, their re-appointment as external auditors.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2015 and 2014 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Audit fees (1)	$1,044,000	$1,150,000
Audit related fees (2)	83,000	261,000
Tax fees (3)	258,000	312,000

Total	$1,385,000	$1,723,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulatory matters and special projects and, in 2014, mainly due diligence fees and consultations concerning the acquisition of SPTS on August 7, 2014 (the “SPTS Acquisition”).
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

It is proposed that at the 2016 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2016, and until the Company’s next annual general meeting of shareholders.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

ITEM 3—Approval of an Updated Compensation Policy

At the 2013 AGM the shareholders of the Company approved the adoption of the Compensation Policy, which sets forth the Company’s policy regarding the Terms of Office and Employment of Office Holders.

The Compensation Policy must be reviewed from time to time by the Company’s Remuneration Committee and Board, to ensure its alignment with the Company’s compensation philosophy and to consider its continued appropriateness. Pursuant to the Companies Law, the Compensation Policy must generally be re-approved every three years by the Board, after considering the recommendations of the Remuneration Committee, and by the Company’s shareholders, by the Compensation Majority. Any amendment to the Compensation Policy requires approval in the same manner.

As part of the ongoing review by the Company of its compensation practices and in light of the experience gained in the implementation of the Compensation Policy since its adoption three years ago, the changes in the Company’s business activities and in market practices since then, as well as adaptation to legislative changes, the Remuneration Committee and the Board have resolved to adopt, and shareholders are being asked at the Meeting to approve, certain changes to the Compensation Policy. To the extent not approved by shareholders, the Remuneration Committee and the Board may nonetheless approve the updated Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company. If the updated Compensation Policy is approved, then pursuant to the Companies Law, the updated Compensation Policy will need to be re-approved by shareholders within three years.

The terms of the Compensation Policy (as proposed to be updated), remain substantially similar to the Compensation Policy adopted at the 2013 AGM. However, the proposed updates to the Compensation Policy, if approved, would result in the following principal changes:

•

Non-material changes to certain chief executive officer compensation terms: Limiting the authority of the Remuneration Committee and the Board to make non-material increases in the annual base salary and in the equity-based compensation of the chief executive officer of the Company (the “CEO”), to up to 8% of: (i) the CEO’s annual base salary per annum; and (ii) the value (calculated as of the date of grant) of the CEO’s equity-based compensation in comparison to the value of such compensation during the previous year, in each case, on a cumulative basis, but not to exceed 16% in any one year.

•

Retention tool: Adding the possibility of granting a one-time cash or equity-based retention award to Office Holders other than non-management members of the Board (for purposes of this Item 3, “officers”) in circumstances of special retention needs, at the discretion of the Company.

•	Benefits and perquisites: Authorizing the CEO to approve benefits and perquisites for officers (other than himself/herself), up to the value of one monthly base salary of any such officer.

•	Annual cash bonus:

•	Clarifying the proper use of quantitative and qualitative performance measures in determining annual cash bonus eligibility.

•

Pursuant to legislative changes, clarifying the guidelines for the payment of qualitative-individual amounts to officers (including the CEO), including if no annual cash bonus is otherwise payable to an officer with respect to such year, provided that such amounts shall not exceed the greater of: (i) 20% of such officer’s annual cash bonus otherwise payable with respect to such year; and (ii) 3 monthly base salaries.

•

Special cash bonus: Introducing a cap for special or ad hoc cash bonuses payable to an officer equal to the greater of: (i) 3 monthly base salaries; and (ii) 20% of such officer’s total variable compensation payable with respect to such year.

•	Equity-based compensation:

•	Authorizing the Company to provide for the grant of equity-based awards to officers with vesting periods of less than one year in special circumstances and where deemed appropriate.

•

Limiting the total number of Ordinary Shares available for future equity-based awards under the equity-based incentive plans of the Company so as not to exceed (together with the total number of Ordinary Shares then subject to outstanding awards under such plans) 10% of the total number of Ordinary Shares outstanding at such time.

•	Termination payments:

•

Severance payment: Limiting the maximum amount of any severance payment payable to the greater of: (i) one times the applicable officer’s annual base salary; (ii) the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963 (the “Severance Pay Law”), had the applicable officer been entitled to severance pay pursuant to such law (generally, one month’s salary for each year of employment); and (iii) the amount payable in accordance with the applicable officer’s employment agreement, if entered into prior to the Meeting; instead of the current cap of up to 200% of the severance pay payable pursuant to the Severance Pay Law.

•

Qualitative-individual payment: Replacing the discretionary payment with a qualitative-individual payment based on the applicable officer’s seniority, in acknowledgment of his or her special contribution to the Company, so that: (i) an officer who has been employed for less than ten years may receive an amount not to exceed one times the officer’s annual base salary; and (ii) an officer who has been employed for ten years or more may receive an amount not to exceed two times the officer’s annual base salary.

•

Change in control: Authorizing the Remuneration Committee and the Board to increase severance payments to an applicable officer in the event of a termination of employment within one year following a change in control event, by an amount not to exceed one times the severance payment otherwise payable to such officer. This would provide the Company with the flexibility to pursue value maximizing transactions, even though they may entail competition and regulatory uncertainties, because the Company would possess an important means of securing the continued and dedicated employment of its officers, notwithstanding any concern they might otherwise have had regarding their own continued employment during the potential period of uncertainty leading up to, and following, a change in control transaction. The Remuneration Committee and the Board believe that this flexibility also functions as an important recruitment and retention tool.

•

Non-compete: Enabling payment of an amount equal to up to one times an officer’s annual base salary in consideration for the officer’s undertaking not to compete with the Company for at least one year following termination.

•

Directors and officers liability insurance: Increasing the maximum insurance coverage from $50 million to $75 million and authorizing the Remuneration Committee and the Board to increase such coverage in the future, provided however, that any such greater amount of coverage shall not exceed 15% of the Company’s market capitalization, calculated based on the closing price of the Ordinary Shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval.

The above summary of the proposed principal changes to the Compensation Policy is qualified by reference to the full text of the updated Compensation Policy, which is attached to this proxy statement as Exhibit A.

When considering this matter, and in order to satisfy themselves that the proposed updating of the Compensation Policy and the various compensation elements included in the updated Compensation Policy are fair and reasonable and are in line with market practice, the Remuneration Committee and the Board: (i) took into account numerous factors, including the relevant matters and provisions set forth in the Companies Law; (ii) reviewed various data and information deemed relevant, including with respect to other pertinent companies; and (iii) availed themselves of the advice and assistance of legal and compensation advisors.

According to the Company’s current (and proposed to be revised) Compensation Policy, linking pay for performance is a principal objective in the Company’s compensation practices with respect to its officers. Therefore, the Company ties the annual cash bonuses of officers to the Company’s GAAP net profits, while limiting the annual cash bonuses to all officers as a group to up to 10% of the Company’s GAAP net profit for such year and the annual cash bonus of any individual officer to up to 1.5% of the net profit as aforesaid.

In addition to the foregoing, for internal management purposes the eligibility of officers other than certain members of senior management (notably, the Active Chairman of the Board, the CEO and President and Chief Operating Officer) for an annual bonus is subject to additional, quantitative and qualitative performance measures individually tailored for each officer with respect to his or her responsibilities and relevant business unit. These may include: business unit net contribution, return on invested capital, adherence to cost targets, achievement of the unit’s strategic plan, on-time project completion and personal survey score, all of which are also determined at the beginning of each calendar year.

By way of background, the following table shows the average monthly base salaries, and the average annual cash bonuses as a function of such salaries, of officers (other than the Active Chairman of the Board, the CEO and President and Chief Operating Officer, as aforesaid, and the President of the Company’s SD Division) with respect to the years 2011 - 2015:

Year	Average Monthly Base Salary*	Average Bonus (No. of Monthly Base Salaries)
2011	$18,863	5.4
2012	$17,509	0	**
2013	$18,243	5.0
2014	$18,936	5.8
2015	$16,532	6.1

*	These amounts were paid in NIS and are presented in U.S. Dollars based on the average NIS to U.S. Dollar exchange rate for each year (2011: 3.58; 2012: 3.85; 2013: 3.61; 2014: 3.58; and 2015: 3.89).
**	Due to GAAP net loss in 2012, no annual bonus was paid with respect to that year.

In addition, the following chart reflects the actual average pay mix of officers as aforesaid, divided into the three compensation elements (base salary, annual cash bonus and equity-based compensation), for the years 2011 - 2015:

Shareholders are being asked at the Meeting to approve the Compensation Policy in the form attached to this proxy statement as Exhibit A.

Consistent with the foregoing, the Remuneration Committee and the Board have reviewed the base salary of the Company’s CEO, Mr. Asher Levy, and, subject to approval by the shareholders of the updated Compensation Policy, have resolved to increase the CEO’s monthly base salary, effective as of May 1, 2016, from NIS 130,000 to NIS 150,000 (approximately $34,031 and $39,267 respectively, based on the exchange rate of NIS 3.82 = $1.00 published by the Bank of Israel in respect of July 29, 2016 (the “Current Exchange Rate”)), which would be equivalent to increasing Mr. Levy’s annual salary from the current NIS 1,560,000 to NIS 1,800,000 (approximately $408,377 and $471,205, respectively, based on the Current Exchange Rate), reflecting an increase of approximately 16% over his current annual base salary.

It is proposed that at the 2016 Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the Company’s updated compensation policy in the form attached as Exhibit A to the Orbotech Ltd. Proxy Statement for its 2016 Annual General Meeting of Shareholders.”

The approval of the above resolution requires approval by the Compensation Majority.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4—Approval of a One-time Equity-based Award to the Chief Executive Officer of the Company

As discussed above, the Company is subject to the provisions of the Companies Law, under which the Terms of Office and Employment of directors and the Chief Executive Officer are required to be consistent with the Compensation Policy and require the approval of the shareholders. Generally, such approval requires a simple majority; however, with respect to a chief executive officer who is not a director, shareholder approval requires the Compensation Majority.

The CEO’s current compensation arrangements

Under arrangements originally entered into between the Company and its current CEO, Mr. Asher Levy, prior to the time when the Company first adopted a Compensation Policy, and as amended at the Company’s 2015 annual general meeting of shareholders, the CEO currently receives a monthly base salary of NIS 130,000, equal to an annual base salary of NIS 1,560,000 (approximately $34,031 and $408,377, respectively, based on the Current Exchange Rate) plus benefits, an annual cash bonus equal to 1.25% of the Company’s net profit for such year and annual grant of equity-based compensation with a grant-date value equal to the lesser of $500,000 or the value of 42,000 Restricted Shares. Any change to these arrangements is subject to the approval process and other conditions set forth in the Companies Law. With respect to 2015, the cost to the Company of the CEO’s salary and benefits was $537,219 and his cash bonus was $709,500.

As part of the ongoing review by the Company of its compensation practices, the Remuneration Committee and the Board have reviewed the compensation package of the CEO, Mr. Asher Levy. Subject to approval of the updated Compensation Policy (see Item 3 above), they have resolved to increase the monthly base salary payable to the CEO, effective as of May 1, 2016, from the current NIS 130,000 to NIS 150,000 (approximately $39,267, based on the Current Exchange Rate), which would be equivalent to increasing Mr. Levy’s annual base salary from the current NIS 1,560,000 to NIS 1,800,000 (approximately $471,204, based on the Current Exchange Rate), reflecting an increase of approximately 16% over his current annual base salary.

One-time equity-based award

As part of the Company’s abovementioned review of its compensation practices, the Remuneration Committee and the Board have also resolved, subject to shareholder approval, to grant Mr. Levy a one-time equity-based award, having an aggregate grant-date value of $600,000 (the “One-time Grant”). The One-time Grant, if approved at the Meeting, would be made on the date of the 2016 Annual General Meeting, would consist solely of RSUs and would not be subject to the attainment of any performance goals. Other than that, the

One-time Grant will be made upon the same terms and conditions as currently apply to Mr. Levy’s annual equity awards, including the provisions with respect to vesting, forfeiture, acceleration upon the occurrence of certain events and taxation.

The Remuneration Committee and the Board are proposing the One-time Grant in recognition of Mr. Levy’s leadership of the Company, as well as his significant contributions to the Company’s achievements and to increasing long-term shareholder value, since taking office in 2013. These achievements include the SPTS Acquisition in 2014, the successful integration of the acquired business of SPTS and the recent series of corporate re-financing transactions that have reduced leverage and interest expense and which are expected to afford the Company the flexibility needed to capitalize on future growth opportunities.

In proposing the One-time Grant, the Remuneration Committee and the Board have also considered Mr. Levy’s overall compensation package, and found that providing a one-time equity bonus would not be inconsistent with the Company’s remuneration philosophy and would reward and further align Mr. Levy’s interests with long-term shareholder value.

Accordingly, it is proposed that at the 2016 Annual General Meeting the following resolution be adopted:

“RESOLVED to approve the grant of a one-time equity-based award to the Chief Executive Officer of the Company, Mr. Asher Levy, as set forth in the Orbotech Ltd. Proxy Statement for its 2016 Annual General Meeting of Shareholders.”

The approval of the above resolution requires approval by the Compensation Majority.

The Board recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements

At the 2016 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

According to regulations promulgated pursuant to the Companies Law governing the terms of notice and publication of shareholder meetings of public companies, holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven (7) days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least twenty-one (21) days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen (14) days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

The Annual Report of the Company for the fiscal year ended December 31, 2015, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: August 8, 2016

Exhibit A

ORBOTECH LTD.

Policy regarding Compensation of Directors and Officers (the “Policy”)

I.	GENERAL

As a publicly traded entity incorporated under the laws of the State of Israel, Orbotech Ltd. (“Orbotech” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Orbotech’s compensation philosophies, practices and policies, as they apply to all Office Holders of Orbotech.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company (“Management Directors”) or to the extent that the chairman of the Board is an active chairman (an “Active Chairman”), as is the case at the time this Policy was initially approved by the Board, the term “officers” shall also refer to such Management Directors and Active Chairman.

Orbotech’s philosophies, practices and policies, as detailed herein, have been approved by the Board, following recommendation of the Remuneration Committee of the Board (the “Remuneration Committee”), and will periodically be reviewed by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

Any amendment to this Policy shall require the approvals as set forth in the Companies Law.

It is hereby clarified, that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, other than as provided for herein, nor shall it derogate from any approval procedures mandated by the Companies Law.

II.	OVERVIEW

The principal objectives of Orbotech’s compensation policies and practices are:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance.

2.	Attracting and retaining talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other leading companies.

3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward Office Holders for increase in long-term shareholder value.

4.	Supporting Orbotech’s mission and vision: by incentivizing officers to pursue strategies which promote development of innovative technological solutions, while ensuring the highest quality and providing the fastest turnaround at the most competitive price.

As a company which aims to be the global leader in advanced micro manufacturing solutions for electronics and adjacent industries that ensure greater production efficiencies for sustainable profitability, Orbotech also visions team work and collaboration as essential to its development.

Additionally, the Company values integrity, honesty, accountability, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

III.	OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages will generally consist of: (a) base salary; (b) benefits and perquisites; (c) cash incentives; (d) equity-based compensation; and (e) termination payments.

Ratio between elements: each element is intended to support one or more of the objectives detailed in Section II above. The ratio, or “mix”, between such elements for each officer will reflect Orbotech’s objective of correlating between Company success and the total value of compensation that an officer receives, while recognizing that the ratio, or mix, may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based incentives.

Notwithstanding the foregoing, the aggregate value of cash incentives and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash – valued at payment) with respect to any given calendar year may not exceed 90% of the total value of an officer’s compensation from his or her annual base salary, cash incentives and equity-based compensation, with respect to such year.

Considerations for determining compensation: when considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account:

•

Individual characteristics: such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.

•

Overall Company considerations: such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements and motivating officers to pursue innovative strategies which promote the Company’s business and financial objectives without incentivizing officers to take excessive risks which may increase the Company’s short-term performance at the expense of its long-term goals.

•

Internal equity: paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Orbotech’s other employees (including those employed by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Orbotech.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of other leading high technology companies of comparable size and nature (e.g., in terms of revenues, market cap, number of employees, global operations and the like) and/or companies which compete with the Company for similar talent, generally and in the geographies relevant to the Company at the time in particular.

Sections IV to VII below describe each of the primary elements detailed above.

IV.	BASE SALARY AND BENEFITS

Purpose and Determinations. Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements.

Base salaries and any adjustments thereto, will be considered based on the objectives and considerations detailed above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

While recognizing that the Companies Law authorizes the Remuneration Committee only to approve non-material changes in the compensation of the chief executive officer of the Company (the “CEO”), the Company believes that any such changes should also be approved by the Board and furthermore that any increase in the annual base salary of the CEO, beyond those made merely to reflect increases in the consumer price index, shall be deemed “material” and shall require shareholder approval as well, as provided in the Companies Law, to the extent any such increase results in a further increase of more than 8% of the CEO’s annual base salary, per annum, on a cumulative basis (so that if no adjustment is made in any calendar year, an adjustment in excess of 16% in the following year would be deemed “material” and require shareholder approval as aforesaid, and so forth), provided however, that, any increase in excess of 16% of the CEO’s annual base salary over the annual base salary prior to such increase, would be deemed “material” and require shareholder approval as aforesaid.

One-time grants. New-hires, promoted employees or current employees may be granted one-time cash or equity-based awards upon recruitment, promotion or due to special retention needs, at the discretion of the Company.

Benefits and perquisites. In addition, officers will be provided benefits mandated by applicable law and may be provided with benefits and perquisites generally acceptable in the local market and/or generally available to other Company employees (e.g., study fund, car, phone, medical benefits). Provided however, that the cost to the Company of all benefits and perquisites (other than the cost of termination related benefits detailed in Section VII below and the cost of benefits associated with relocation) which are not mandated by law shall not exceed 35% of an officer’s annual base salary with respect to any given calendar year.

Officers are also entitled to reimbursement of expenses and for business travel, including per diem expenses, room and board in accordance with Company policies and for membership fees in professional organizations and professional liability insurance.

In the event an officer is engaged outside of Israel or is relocated to another geography, then the benefits provided will include customary benefits associated with such location and may exceed 35% of the officer’s annual base salary.

In addition to the foregoing, and unless otherwise determined by the Remuneration Committee and the Board, the CEO will be authorized to approve benefits and perquisites for any officer who is not the CEO, provided however, that the value of such benefits and perquisites with respect to any calendar year does not exceed the value of one monthly base salary of such executive officer. In approving those benefits and perquisites the CEO may take into consideration retention of executives, as well as adapting to specific or unaccounted for changes or events that may occur during the year.

V.	CASH INCENTIVES

Purpose and Determinations. Officers may be granted annual and/or special, or ad hoc, cash bonuses, at the discretion of the Company, taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine, with respect to any or all officers, that any annual cash bonus or special, or ad hoc, cash bonus whose date of payment falls following termination of such officer’s employment by or service to the Company, however arising, will not be paid and such officer will not be eligible to receive such bonus. Such determination may be made as part of an officer’s employment agreement or otherwise.

Annual Cash Bonuses:

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to their direct line-of-sight and influence on the Company’s results, officers’ annual cash bonuses should generally be directly linked to such results, while additional criteria, such as an officer’s performance or his or her expected future contributions, as well as achievement of additional objectives the Company may determine, may be used to reflect both team effort and the officer’s individual contribution. Therefore, each officer’s annual cash bonus will generally be determined as a percentage of the Company’s annual results, and may be negotiated and set forth in such officer’s employment or service agreement.

Measurement criteria. The Company believes that quantitative and qualitative performance measures using key performance indicators can be useful and appropriate tools in determining annual cash bonus eligibility, but that eligibility can also be based solely on the discretion of the Remuneration Committee and of the Board, and with respect to officers other than the CEO, on the discretion of the CEO as well.

Limitations. To the extent not otherwise determined in employment or service agreements, subsequently to or concurrently with the approval of the budget with respect to any calendar year, the Company will determine, following recommendation of the chairman of the Remuneration Committee, with respect to any Management Director, including the Active Chairman, if any, and following recommendation of the chairman of the Board, with respect to the CEO and the recommendation of the CEO with respect to all other officers, the annual cash bonus for each such officer for such calendar year as a percentage of the Company’s annual results, provided however, that the annual cash bonuses to all officers, as a group, with respect to any calendar year, will not exceed 10% of the Company’s net profits for such year as set forth in the Company’s audited financial statements with respect to such year (“GAAP Net Profits”) and the annual cash bonus of any individual officer with respect to any calendar year will not exceed 1.5% of the GAAP Net Profits for such year. The Company may determine such percentages for a term of several years in advance.

Qualitative-individual Component; Limitations. With respect to years for which an annual cash bonus is payable as aforesaid, the Company may pay, in addition to any bonus otherwise payable as aforesaid but subject to the limitations as set forth above, an additional amount to each officer, including the CEO, based on the evaluation of the relevant officer’s supervisors, and with respect to the CEO, subject only to the approval of the Remuneration Committee and of the Board following the recommendation of the chairman of the Board; provided however, that such amount shall not exceed the greater of: (i) 20% of such officer’s annual cash bonus otherwise payable as aforesaid with respect to such year and (ii) 3 monthly base salaries.

Discretionary Annual Bonus. Notwithstanding the foregoing, if with respect to any calendar year (a) no annual cash bonus is payable as aforesaid or (b) if the annual cash bonus payable as aforesaid to any officer is less than three months’ base salary of such officer, then the Company may, at its discretion and based on the evaluation of the relevant officer’s individual performance, and with respect to the CEO, subject only to the approval of the Remuneration Committee and of the Board following the recommendation of the chairman of the Board, pay such officer, including the CEO, an amount, in addition to the annual cash bonus otherwise payable as aforesaid to such officer, if any, of up to the difference between three months’ base salary of such officer and the amount, if any, of the annual cash bonus otherwise payable as aforesaid to such officer, even if such amounts exceed the limitations as set forth above, which shall be deemed as such officer’s annual cash bonus for that certain calendar year.

It is hereby clarified that the Company may determine that, with respect to any specific year, all or any particular officers shall not be entitled to an annual cash bonus.

Special, or Ad Hoc, Cash Bonuses:

In addition to the annual cash bonus, an officer may be granted a special, or ad hoc, cash bonus, at the discretion of the Company. Such special, or ad hoc, cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year.

The terms of any special, or ad hoc, cash bonus and the method of calculation thereof will be determined by the Company following recommendation of the CEO (and, with respect to the CEO following recommendation of the chairman of the Board and with respect to any Management Director, following recommendation of the chairman of the Remuneration Committee). Notwithstanding the foregoing, subject to the requirements of the Companies Law, the Company may grant an officer a special, or ad hoc, cash bonus based solely on qualitative-individual considerations.

Provided however, that the aggregate value of all special, or ad hoc, cash bonuses to any officer with respect to any calendar year will not exceed the greater of (i) three months’ base salary of such officer; and (ii) 20% of such officer’s total variable compensation with respect to such year.

Limitation: the total amount of all special, or ad hoc, cash bonuses in the aggregate, together with any annual cash bonus and together with any equity-based compensation of each officer, with respect to any given calendar year, may not exceed the cap determined by the limitation under ratio between elements in Section III above.

VI.	EQUITY-BASED COMPENSATION

Purpose. Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards Determinations. Equity-based awards will generally be granted on an annual basis, subject to the discretion of the Company. In certain circumstances, the Company may grant awards on an ad hoc basis. With respect to Management Directors (including the Active Chairman, if any, but excluding the CEO, if a Management Director), the provisions of Section VIII below, rather than of this Section VI, will apply with respect to equity-based compensation.

Equity-based awards may include one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares and/or performance share units.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

While recognizing that the Companies Law authorizes the Remuneration Committee only to approve non-material changes in the compensation of the CEO, the Company believes that any such changes should also be approved by the Board and furthermore that any increase in the value, calculated as of the date of their grant, of the equity-based compensation of the CEO during any calendar year shall be deemed “material” and shall require shareholder approval as well, as provided in the Companies Law to the extent any such increase is in excess of 8% in comparison to the value of equity-based compensation of the CEO during the previous year on a cumulative basis (so if no increase is made in any calendar year, an increase in excess of 16% in the following year shall be deemed “material” and require shareholder approval as aforesaid, and so forth), provided however, that, any increase in excess of 16% of the value, calculated as of the date of grant, of the equity-based compensation of the CEO over the value of the equity-based compensation during the previous calendar year would be deemed “material” and require shareholder approval as aforesaid.

Time-based and performance-based criteria. The passage of time will generally be sufficient criteria for the vesting of equity-based awards. However, the vesting of at least 25% in value of equity-based awards granted to officers subject to the provisions of this Section VI, calculated at the date of grant (and with respect to equity-based awards paid in cash - calculated at the date of payment), will be subject to the attainment of measurable performance goals set by the Company.

The Company may determine other or additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise.

Equity-based awards will be granted pursuant to the Company’s 2010 and 2015 Equity-Based Incentive Plans, as amended from time to time (the “2010 Plan” and the “2015 Plan”, respectively) and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder, and generally on the terms provided for therein and as determined by the Company. Any equity-based awards to officers must include both an exercise period of no more than ten years from the date of grant, and a minimum vesting period of not less than one year from the date of grant, provided however, that the Remuneration Committee and the Board may provide for shorter vesting periods in special circumstances and when deemed appropriate.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

Accelerated vesting. The Company may approve the accelerated vesting of equity-based awards upon termination of service or employment and/or upon a change of control, and may provide for continued vesting of, or an extended exercise period for, equity-based awards beyond those generally applicable pursuant to the relevant plan in such circumstances, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Individual Limitation. Subject to the foregoing, in no event shall the value of equity-based awards granted to any officer, calculated as of the date of their grant (and with respect to equity-based awards paid in cash - at the date of their payment), during any calendar year exceed 300% of such officer’s annual base salary and in no event will the value of equity-based awards as aforesaid, together with any annual cash bonus and together with any special, or ad hoc, cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under ratio between elements in Section III above.

Maximum Share Limitation. The total number of Company shares available for future equity awards under the equity-based incentive plans of the Company together with the total number of Company shares then subject to outstanding awards under such plans, shall not exceed at any time 10% of the total number of Company shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Company shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the grantee.

The Company may from time to time consider determining a cap for the exercise value of equity-based awards.

VII.	TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among other matters, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals and maximization of its profits, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following components, subject to the following limitations:

•

Advance Notice: advance notice of up to 6 months. During this period an officer will be entitled to payment of full compensation, including benefits, and may be requested to continue work at the discretion of the

Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•	Adaptation Payment: adaptation payment of up to 6 monthly base salaries, or with respect to the Active Chairman, if any, up to 12 monthly base salaries and benefits.

•

Severance Payment: in the event of termination of service or employment of any officer, a severance payment of up to the greater of (i) one times the officer’s annual base salary; (ii) the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law; and (iii) the amount payable in accordance with the officer’s employment agreement, if entered into prior to the Company’s 2016 annual general meeting of shareholders.

•

Qualitative-individual Payment: in special circumstances determined by the Remuneration Committee and the Board, a special one-time payment may be made (i) to officers who have been employed for less than ten years, in an amount not to exceed one times the officer’s annual base salary, and (ii) to officers who have been employed for ten years or more, in an amount not to exceed two times the officer’s annual base salary, in acknowledgment of their special contribution to the Company.

The Company may also provide for one or more of the following elements, subject to the following limitations:

•

Change in control: in the event of termination of service or employment of an officer within one year following a change in control event, then severance payments may be increased by an amount not to exceed one times the severance payment otherwise payable to such officer.

•

Non-compete: payment of an amount equal to up to one times the officer’s annual base salary in consideration for the officer’s undertaking not to compete with the Company for at least one year following termination. Payments shall cease and the Company may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

VIII.	NON-MANAGEMENT DIRECTORS; EQUITY-BASED COMPENSATION FOR NON-MANAGEMENT AND MANAGEMENT DIRECTORS

Directors who are not employees of the Company and who do not hold any management positions with the Company, including external Directors and other independent Directors, if any, pursuant to the Companies Law or otherwise, are referred to herein as “Non-management Directors”.

The Company’s philosophy is to provide fair and reasonable compensation to its Non-management Directors, taking into account the Company’s business environment, its size and nature of operations.

With respect to external Directors and in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), compensation of the Company’s external Directors may be determined relative to that of “other directors”, as such term is defined in the Compensation Regulations, and may include equity-based compensation.

Accordingly, Non-management Directors’ compensation will be comprised of the following:

•

Annual Payment: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

•

Participation Compensation: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

•

Equity-based Compensation: Non-management Directors, as well as any Management Directors (other than the CEO, if a Director), including the Active Chairman, will be entitled to receive an annual grant of equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. A distinction may be made between the chairman of the Board (including an Active Chairman, if any) and the other eligible Directors with respect to the value of the equity-based awards, in light of his or her position. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long term value for the Company.

Awards will be granted pursuant to the Company’s Directors Annual Equity Award Plan, as amended from time to time (the “Directors Plan”) and/or any other equity-based incentive plan the Company may adopt in the future, subject to availability under the 2010 Plan, the 2015 Plan and/or any other equity-based incentive plan the Company may adopt in the future, and generally on the terms provided for therein and as determined by the Company; provided however, that any equity-based awards to Directors will generally be designed so that they will vest in full on or before the next following annual general meeting, and may include quarterly or monthly vesting, and will have an exercise period of no more than seven years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Israeli Directors will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route.

Directors will also be entitled to reimbursement of expenses and for business travel, in accordance with Company policies.

The annual and participation fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual payment and the participation compensation based on increases in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial participation compensation in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to Directors to the extent they are “experts”, as defined in the Compensation Regulations.

Applicable value added tax will be added to the above compensation in accordance with applicable law.

Non-management Directors’ compensation, as well as equity-based awards to any Directors (other than the CEO, if a Director) may be reviewed and considered from time to time by the Company. When reviewing and considering compensation, the Company may consider, inter alia, previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

Until otherwise determined, with the adoption of this Policy, the compensation, including the equity-based compensation, of all Non-management Directors currently in office and any additional or other Non-management Directors as may be appointed from time to time in the future, including external Directors, and the equity-based compensation of all Management Directors currently in office and any additional or other Management Directors as may be appointed from time to time in the future (other than the CEO, if a Director) is and will continue to be as approved by shareholders of the Company at the Company’s 2008 annual general meeting (an “AGM”), at the Company’s 2010 AGM and at the Company’s 2015 AGM.

External Directors’ compensation will, until otherwise determined, be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external Directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external Director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to ‘other directors’ and on substantially similar terms, as applicable.

IX.	D&O INSURANCE, INDEMNIFICATION AND RELEASE

The Company will release all Directors, the CEO and the president/chief operating officer of the Company (the “COO”) currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association and may release other Office Holders and provide them with indemnification as aforesaid.

Until otherwise determined, with the adoption of this Policy: (i) the exemption and release from liability for a breach of their duty of care to the Company as approved by the shareholders of the Company at the Company’s 2013 AGM shall apply to all Directors, the CEO and the COO currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, including, with respect to Directors, in their capacity as officers, to the extent they also serve as officers. Such Directors, CEOs and COOs will be issued with release letters either in the form approved at the Company’s 2013 AGM, as part of broader indemnification undertaking, mutatis mutandis, or in a separate release letter, and each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to execute and deliver any such release letters in the name of the Company and on its behalf; and (ii) the resolution and undertaking in advance to indemnify Directors as approved by the shareholders of the Company at the Company’s 2013 AGM shall apply to all Directors, the CEO and the COO currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, including, with respect to Directors, in their capacity as officers, to the extent they also serve as officers. Such Directors, CEOs and COOs will be issued with letters of indemnification in the form approved at the Company’s 2013 AGM, mutatis mutandis, (which may also be separate from the exemption and release referred to above), and each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to execute and deliver any such letters of indemnification in the name of the Company and on its behalf.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external Directors, which will include coverage with respect to any public offering of shares or other securities of the Company, to the maximum extent permitted by law providing for up to U.S. $75,000,000 in coverage. The Remuneration Committee and the Board only may approve a greater amount of coverage; provided however, that any such greater amount of coverage shall not exceed 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on Nasdaq at the close of business on December 31st of the calendar year preceding the date of such approval. Such insurance coverage may include “run off” provisions covering an Office Holder’s liability following termination of employment or service. Each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and effect such insurance.

X.	RECOUPMENT AND REDUCTION OF COMPENSATION

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

In addition, the Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, if it is discovered that such Office Holder was engaged in conduct that breached in a material way the Company’s Code of Business Conduct and Ethics, or in other circumstances determined by the Company as warranting such reduction.

**

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☐

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2016

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. MICHAEL HAVIN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on August 5, 2016, at the 2016 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Monday, September 12, 2016, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

September 12, 2016

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

Proxy statement and proxy card are available at

www.orbotech.com

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 9, 2016 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i   Please detach along perforated line and mail in the envelope provided.  i

  ¢

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	RE-ELECTION OF DIRECTORS:
	THE NOMINEES FOR RE-ELECTION ARE:		FOR	AGAINST	ABSTAIN
	(A)	YOCHAI RICHTER	☐	☐	☐
	(B)	YEHUDIT BRONICKI	☐	☐	☐
	(C)	DAN FALK	☐	☐	☐
	(D)	MIRON KENNETH	☐	☐	☐
	(E)	JACOB RICHTER	☐	☐	☐
	(F)	ELIEZER TOKMAN	☐	☐	☐
	(G)	SHIMON ULLMAN	☐	☐	☐
	(H)	ARIE WEISBERG	☐	☐	☐
2.	THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY:		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
3.	APPROVAL OF AN UPDATED COMPENSATION POLICY WITH RESPECT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S OFFICE HOLDERS:	☐	☐	☐
		YES	NO

Regarding Item 3, please indicate whether or not you are a “controlling shareholder” of the Company or whether or not you have a “personal interest” in this proposal:

If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you do not have a ‘personal interest’ with respect to Item 3 and that you are not a controlling shareholder of the Company, your vote will not be counted for purposes of the Compensation Majority, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you have a ‘personal interest’ in Item 3.

For more information, including the definitions of these terms under the Israeli Companies Law, see under the caption “Required Vote” on page 2 of the proxy statement.

		☐	☐
		FOR	AGAINST	ABSTAIN
4.	TO APPROVE A ONE-TIME EQUITY-BASED AWARD TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY:	☐	☐	☐
		YES	NO

Regarding Item 4, please indicate whether or not you are a “controlling shareholder” of the Company or whether or not you have a “personal interest” in this proposal:

If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you do not have a ‘personal interest’ with respect to Item 4 and that you are not a controlling shareholder of the Company, your vote will not be counted for purposes of the Compensation Majority, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you have a ‘personal interest’ in Item 4.

For more information, including the definitions of these terms under the Israeli Companies Law, see under the caption “Required Vote” on page 2 of the proxy statement.

		☐	☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” Items 1 – 4 listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.

Any and all proxies heretofore given are hereby revoked.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	August 8, 2016